October 11, 2013
VIA FEDEX AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-13317
Dear Mr. Gilmore:
We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Commission on March 18, 2013. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition
Software, page F-7

1.
We note your disclosure that for software revenue recognition purposes, you use the relative method to allocate revenue at the inception of your software arrangements provided vendor-specific objective evidence (VSOE) of fair value exists for all unspecified software updates and enhancements related to your products through service contracts is available. Please clarify whether you allocate revenue related to your software arrangements based on the relative fair value method or the residual method and revise your disclosure as necessary. Please refer to paragraphs 6 and 10(e) of ASC 985-605-25.

Response: The Company acknowledges the Staff’s comment and respectfully submits that pursuant to ASC 985-605-25-10(e), the residual method is required in circumstances where VSOE of fair value of all undelivered elements in an arrangement exist, but VSOE of fair value does not exist for one or more of the delivered elements in the arrangement.  For our software arrangements in which VSOE of fair value exists, we have established VSOE of fair value for both the delivered and undelivered elements of the arrangements, as stand-alone pricing exists for all elements, and use the relative method accordingly. We do not have any arrangements in which VSOE of fair value is established for the undelivered but not for the delivered elements, which would require the use of the residual method.
In future filings, we will revise the disclosure regarding the relative method as follows.

In accordance with the specific guidance for recognizing software revenue, where applicable, we recognize revenue from perpetual software licenses at the inception of the license term assuming all revenue recognition criteria have been met. We use the relative method to allocate revenue to software licenses at the inception of the license term when vendor-specific objective evidence, or VSOE, of fair value for all ~~unspecified software updates and enhancements~~ elements related to our products ~~through service contracts~~ is available. We have established VSOE for the fair value of our software licenses and support services as measured by the ~~stated renewal~~ prices paid by our customers when the licenses and services are sold separately on a standalone basis.

2.
We note that you have established VSOE of fair value for your support services based on stated renewal prices paid by your customers when the services are sold on a standalone basis. Please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Please refer to ASC 985-605-25-67.

Response: The Company acknowledges the Staff’s comment and respectfully submits that we have established VSOE of fair value of our support services using the renewal rate as reference to the price the customer would pay when the services are sold separately, in accordance with ASC 985-605-25-67. The stated renewal rates for our software support services range from 18% to 20% of the original software license price, depending on the product. 92% of our customers renew within 15% of our stated renewal rates.  The Company determined that the renewal rates are substantive, since the rates are a significant percentage of the original license price.  The total amount of revenue recognized during 2012 related to the support services for which we established VSOE of fair value was $168,000.

3.
We also note from your website that your software products include a 90 day warranty. Please describe the services provided under this warranty, including any unspecified updates or enhancements to the software, and how you are accounting for this warranty.

Response: The Company acknowledges the Staff’s comment and respectfully submits that our 90-day Data Management Software, or DMS, support provides 24-hour telephone and on-line support and access to software upgrades, if available.  We have not historically provided unspecified upgrades or updates and expect these to be minimal and infrequent in the future.
We account for our DMS warranty, or post-contract customer support, in accordance with ASC 985-605, Software Revenue Recognition. ASC 985-605-25-71 states that post-contract customer support, or PCS, revenue may be recognized together with the initial licensing fee on delivery of the software if (1) the PCS fee is included with the initial licensing fee; (2) the PCS included with the initial license fee is for one year or less; (3) the estimated cost of providing PCS during the arrangement is insignificant; and (4) unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. We estimate our costs for servicing the 90-day software warranty using historical costs and past warranty claim activity to forecast our expected future cost at the time of sale. Historically, the cost of providing the 90-day software warranty has not been significant.

4.
We also note your disclosure that for specific long-term software contracts that contain multiple deliverables you have not established VSOE of fair value for any of the elements, including post-contract support, and that you begin recognizing revenue upon delivery of all of the elements except post-contract support (PCS). Please clarify how you are recognizing revenue for these arrangements. For example, are you deferring revenue related to all of the elements until the only remaining undelivered element is PCS and then recognizing the entire fee ratably over the PCS period? Please advise and refer to paragraphs 10 and 70 of ASC 985-605-25.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, for long-term software contracts that contain multiple deliverables for which we have not established VSOE of fair value, we defer all revenue until delivery of all elements has occurred, except post-contract support (PCS). At the point when the only remaining undelivered element is PCS, we begin recognizing the entire fee ratably over the PCS period.
In future filings, we will revise the disclosure as follows.
Specific long term software contracts may contain multiple deliverables including software licenses, services, training and post-contract support (PCS) for which we have not established VSOE of fair value of any of the elements. Under specific guidance for recognizing software revenue, ~~we begin recognizing revenue upon the delivery of all the elements except post-contract support (PCS)~~ we defer all revenue related to each deliverable until the only undelivered element is PCS. We then begin recognizing revenue ratably over the PCS period.

5.
We note your disclosure that you corrected an error in the fourth quarter of 2012 related to the inappropriate revenue recognition of a long-term software contract and provided the impact of the adjustments. Please provide us with a quantitative and qualitative analysis describing management's determination that the effects of these errors were not material to the respective prior annual and interim financial statements and current results. Refer to ASC 250-10-S99-1.

Response: The Company acknowledges the Staff’s comment and respectfully submits that our materiality assessment was performed contemporaneous with the filing of our financial statements included in our 2012 Form 10-K.
Background
During our 2012 financial statement close process and periodic review of our long-term contracts, we reevaluated the revenue recognition under our contract with a customer of our AssuredVRA software. As a result of that reevaluation, we concluded that our historical revenue recognition was incorrect. We had been recognizing revenue as received, under a royalty model. However, the contract called for multiple software product deliverables, including the software license, services related to software development and PCS. Because we did not have VSOE of fair value of the separate deliverables under the contract, we have since concluded that the application of ASC 985-605, Software Revenue Recognition, requires that we defer all revenue until delivery of the final product subject to the contract except PCS, which occurred in the first quarter of 2012. We further concluded that the direct and incremental costs of preparing the products for delivery under the contract should be deferred, to the extent of cash received under the contract. Once all elements except PCS were delivered, the related deferred revenue and direct and incremental costs should be recognized ratably over the contractual PCS support period.
In order to evaluate the materiality of these adjustments, the Company considered guidance in ASC 250, including ASC 250-10-S99, formerly Staff Accounting Bulletin Release Topic 1.M, Assessing Materiality (“SAB 99”). Correct recognition of the contract revenue and costs resulted in the misstatements in our financial statements as outlined in the tables below.

Quantitative Analysis

	2010	2011		2012
	Evaluation method
	Rollover and iron curtain	Rollover	Iron curtain	Rollover
Misstatement (in thousands)
Revenue increase/(decrease)	$(1,419)	$(2,848)	$(4,267)	$4,267
Operating expenses (increase)/decrease	1,182	1,932	3,114	(3,114)
Net loss (increase)/decrease	(237)	(916)	(1,153)	1,153
Deferred revenue increase/(decrease)	1,419	4,267	4,267	—
Deferred cost increase/(decrease)	1,182	3,114	3,114	—

Misstatement as a percent of selected financial data
Revenue	(0.56)%	(1.44)%	(2.16)%	2.19%
Net Loss	1.79%	4.16%	5.24%	(7.71)%
Gross Profit	(3.31)%	(6.84)%	(10.25)%	8.82%
Equity	(0.37)%	(2.37)%	(2.37)%	—%
Loss from Continuing Operations	3.28%	10.99%	13.83%	(11.08)%
Total Liabilities	3.29%	8.50%	8.50%	—%
Total Assets	1.10%	3.15%	3.15%	—%

Selected financial data (in thousands)
Total Assets	107,502	98,879	98,879	83,937
Total Assets if adjusted	108,684	101,993	101,993	83,937
Total Liabilities	43,124	50,177	50,177	45,162
Total Liabilities if adjusted	44,543	54,444	54,444	45,162
Total Equity	64,378	48,702	48,702	38,755
Total Equity if adjusted	64,141	47,549	47,549	38,755
Net Revenue	252,494	197,461	197,461	194,548
Net Revenue if adjusted	251,075	194,613	193,194	198,815
Gross Profit	42,830	41,633	41,633	48,371
Gross Profit if adjusted	41,411	38,785	37,366	52,638
Net Loss	(13,251)	(22,024)	(22,024)	(14,950)
Net Loss if adjusted	(13,488)	(22,940)	(23,177)	(13,797)
Loss From Continuing Operations	(7,232)	(8,335)	(8,335)	(10,402)
Loss From Continuing Operations if adjusted	(7,469)	(9,251)	(9,488)	(9,249)

	2010
	Q1	Q2	Q3	Q4
Misstatement (in thousands)
Revenue increase/(decrease)	$(63)	$(97)	$(614)	$(645)
Operating expenses (increase)/decrease	63	97	519	503
Net loss (increase)/decrease	—	—	(95)	(142)
Deferred revenue increase/(decrease)	63	160	774	1,419
Deferred cost increase/(decrease)	63	160	679	1,182

Misstatement as a percent of selected financial data
Revenue	(0.11)%	(0.15)%	(1.00)%	(0.99)%
Net Income (Loss)	—%	—%	7.49%	(50.90)%
Gross Profit	(0.78)%	(1.00)%	(5.44)%	(4.69)%
Equity	—%	—%	(0.15)%	(0.37)%
Total Liabilities	0.13%	0.36%	1.79%	3.29%
Total Assets	0.05%	0.15%	0.64%	1.10%

Selected financial data (in thousands), as originally reported*
Total Assets	116,740	108,985	106,668	107,502
Total Assets if adjusted	116,803	109,145	107,347	108,684
Total Liabilities	47,313	45,029	43,144	43,124
Total Liabilities if adjusted	47,376	45,189	43,918	44,543
Total Equity	69,427	63,956	63,524	64,378
Total Equity if adjusted	69,427	63,956	63,429	64,141
Net Revenue	59,974	65,493	61,586	65,441
Net Revenue if adjusted	59,911	65,396	60,972	64,796
Gross Profit	8,125	9,669	11,295	13,741
Gross Profit if adjusted	8,062	9,572	10,681	13,096
Net Income (Loss)	(6,427)	(5,834)	(1,269)	279
Net Income (Loss) if adjusted	(6,427)	(5,834)	(1,364)	137
* During the third quarter of 2012, we recast our financial results to present discontinued operations, as a result of the decision to cease operations of our AssuredUVS business. The interim information above and in the tables below is analyzed relative to amounts originally reported, since this was the information that would have been relevant to investors at the time of the original filing.

	2011
	Q1	Q2	Q3	Q4
Misstatement (in thousands)
Revenue increase/(decrease)	$(696)	$(709)	$(732)	$(711)
Operating expenses (increase)/decrease	525	504	442	460
Net loss (increase)/decrease	(171)	(205)	(290)	(251)
Deferred revenue increase/(decrease)	2,115	2,824	3,556	4,267
Deferred cost increase/(decrease)	1,707	2,211	2,654	3,114

Misstatement as a percent of selected financial data
Revenue	(1.42)%	(1.33)%	(1.52)%	(1.51)%
Net Loss	13.45%	10.54%	2.38%	3.79%
Gross Profit	(5.75)%	(5.37)%	(9.10)%	(8.57)%
Equity	(0.64)%	(0.96)%	(1.70)%	(2.37)%
Total Liabilities	6.32%	7.27%	10.00%	8.50%
Total Assets	1.75%	2.16%	2.99%	3.15%

Selected financial data (in thousands), as originally reported
Total Assets	97,703	102,361	88,707	98,879
Total Assets if adjusted	99,410	104,572	91,361	101,993
Total Liabilities	33,457	38,831	35,549	50,177
Total Liabilities if adjusted	35,572	41,655	39,105	54,444
Total Equity	64,246	63,530	53,158	48,702
Total Equity if adjusted	63,838	62,917	52,255	47,548
Net Revenue	49,174	53,179	48,071	47,037
Net Revenue if adjusted	48,478	52,470	47,339	46,326
Gross Profit	12,102	13,195	8,042	8,294
Gross Profit if adjusted	11,406	12,486	7,310	7,583
Net Loss	(1,271)	(1,945)	(12,182)	(6,626)
Net Loss if adjusted	(1,442)	(2,150)	(12,472)	(6,877)

	2012
	Q1	Q2	Q3	Q4
Misstatement (in thousands)
Revenue increase/(decrease)	$2,161	$55	$(10)	$2,061
Cost of goods sold (increase)/decrease	(2,096)	(277)	(256)	2,629
Operating expenses (increase)/decrease	425	—	—	(3,562)
Net loss (increase)/decrease	490	(222)	(266)	1,128
Deferred revenue increase/(decrease)	2,106	2,050	2,060	—
Deferred cost increase/(decrease)	1,443	1,166	910	—

Misstatement as a percent of selected financial data
Revenue	3.95%	0.12%	(0.02)%	4.68%
Net Loss	(26.23)%	4.40%	8.83%	(22.47)%
Gross Profit	0.43%	(2.03)%	(2.17)%	59.54%
Equity	(1.38)%	(2.02)%	(2.68)%	—%
Loss from Continuing Operations	Not applicable	Not applicable	9.73%	(23.10)%
Total Liabilities	3.89%	5.21%	4.62%	—%
Total Assets	1.41%	1.40%	1.04%	—%

Selected financial data (in thousands), as originally reported
Total Assets	102,304	83,170	87,588	83,937
Total Assets if adjusted	103,747	84,336	88,498	83,937
Total Liabilities	54,206	39,354	44,636	45,162
Total Liabilities if adjusted	56,312	41,404	46,696	45,162
Total Equity	48,098	43,816	42,952	38,775
Total Equity if adjusted	47,435	42,931	41,801	38,775
Net Revenue	54,744	47,768	48,223	44,019
Net Revenue if adjusted	56,905	47,823	48,213	46,080
Gross Profit	15,174	10,955	12,268	7,877
Gross Profit if adjusted	15,239	10,733	12,002	12,567
Net Loss	(1,868)	(5,048)	(3,014)	(5,020)
Net Loss if adjusted	(1,378)	(5,270)	(3,280)	(3,892)
Loss From Continuing Operations	Not applicable	Not applicable	(2,734)	(4,883)
Loss From Continuing Operations if adjusted	Not applicable	Not applicable	(3,000)	(3,755)
Discussion of Quantitative Factors
The Company has not been profitable in the past seven years and its reported net loss has ranged from $13 million to $81 million. We believe that the primary quantitative financial measures of interest to shareholders and analysts are revenue growth and cash, and secondarily, net loss and gross margin. We also considered the effects of the misstatement on loss from continuing operations, equity, assets and liabilities.
Revenue growth is a leading indicator for sustainable profitability, as we were not profitable from 2006 through 2012 and we have a relatively high fixed cost structure. Moreover, cash provides investors with downside protection and many new investors in the Company have made their investment on the belief that cash levels provide stability until the Company can generate revenue growth.
We considered the percentage impact on the identified financial metrics. As indicated in the tables above, the misstatement could be considered quantitatively significant for certain line items in our financial statements for certain interim and annual periods. However, the misstatement had no quantitative impact on cash and a minimal impact on revenue growth trends for the periods presented.

Discussion of Qualitative Factors
With respect to qualitative factors, we analyzed the impact of the misstatement on the qualitative factors outlined in SAB 99, as well as whether there is a substantial likelihood that an investor would consider it important. The following table summarizes our assessment of whether any of the qualitative factors evaluated would indicate that the misstatement would be material.

Qualitative factors to be considered in determining materiality	Yes or No	Discussion
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	No
The initial accounting recorded revenues based on a royalty model. The correct accounting requires us to recognize related costs and revenues over the PCS period. As such, the level of precision in estimating the periods to amortize revenue and costs is subject to certain estimates and revisions and the level of precision is moderate.

Whether the misstatement masks a change in earnings or other trends.	No
Revenue for the Company in 2010, 2011 and 2012 was $252.5 million, $197.5 million and $194.5 million, respectively. The decrease in revenues from 2010 to 2011 was due to the loss of a major OEM customer. A reduction of revenue in 2010 of $1.4 million would not significantly impact the change in revenue from 2009 of approximately $18 million. In 2011, the revenue reduction of $2.8 million does not significantly impact the revenue reduction from 2010 of approximately $55 million and in 2012 the $4.3 million increase in revenue would have resulted in a small revenue increase (2%), versus revenue being relatively flat. Thus the misstatement did not significantly change the revenue trends.
Dot Hill had significant losses on a continuing and discontinued operations basis for all years considered. None of the misstatements considered would have resulted in breakeven levels in any year considered, or made the loss significantly larger and indicative of a substantially worse earnings trend.

Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.	No
We reviewed each period's reported earnings per share and revenue as compared to consensus earnings per share and revenue, both before and after consideration of the misstatement. In each of the periods presented, the misstatement would not have hidden a failure to meet analysts' expectations. Additionally, there was no discernible change in the share price of our stock upon announcement of this misstatement.

Whether the misstatement changes a loss into income or vice versa.	No
The company had net losses of $13.3 million, $22.0 million and $15.0 million in 2010, 2011 and 2012, respectively. It had losses from continuing operations of $7.2 million, $8.5 million and $10.4 million. The misstatements, all less than $1.2 million, would not have changed these losses into income in any period impacted.

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.	No
This software product has never been a significant component of Dot Hill's core business. This product's business has never been more than 2% of our total business and was primarily seen as a vehicle to cross sell our core storage hardware products to the customer.

Whether the misstatement affects the registrant's compliance with regulatory requirements.	No	There is no impact on the Company's compliance with regulatory requirements.

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.	No
There were no financial statement line items contemplated in the debt covenant calculation that would be impacted by the misstatement by the end of 2012. The calculation exceeded the minimum required net worth per the debt agreement by approximately $16 million in Q3 of 2012. At December 31,2011 and 2010, the minimum required net worth was exceeded by approximately $9 million and $20 million, respectively, and the misstatement would not have caused the Company to be out of compliance with this loan covenant.

Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No	In each of the years presented, the misstatement would not have impacted management compensation (either in the form of bonuses or vesting of performance share based compensation awards).
Whether there is a substantial likelihood that an investor would consider it important	No
The company's significant investors have held our stock for a long time, such as Goldman Capital Management, Royce & Associates, ICM Asset Management, Perkins Capital Management, and Chlebina Capital Management. These 5 investors have, on average, owned 20-30% of the outstanding stock of the company over the past several years. The CEO and CFO are in regular contact with these investors, who remain committed to the Company's long term prospects for revenue growth from new customers. As previously mentioned, there was no significant sale of shares by any of our large investors or discernible decline in our share price following the disclosure of the error correction. In addition, many newer investors have purchased stock because Dot Hill is an inexpensive stock with significant cash levels.

Thus the company believes that revenue and cash are the most important criteria for investors, and secondarily net loss and gross margin. While the misstatement is quantitatively significant to revenue, net loss and gross margin in some annual and interim periods, it is not qualitatively material to these metrics, and had no impact to cash. In addition, had the company properly deferred revenue and costs, the company would disclose its deferred revenue and cost balances. Hence these investors and potential investors would evaluate current and future potential revenue, gross margin and net income or loss based on the fact that the company would recognize revenue and costs from the agreement that were being deferred. Thus there is not a substantial likelihood that an investor would consider the misstatement as qualitatively material.

Whether the misstatement involves concealment of an unlawful transaction.	No	This was not an unlawful transaction.
Conclusion
We analyzed the potential impact of the revenue misstatement using both the rollover and iron curtain methods, primarily considering revenue growth and cash, and secondarily on net loss and gross margin. We also considered the effects of the misstatement on loss from continuing operations, equity, assets and liabilities. With respect to revenue, the misstatement would have resulted in revenue being over reported by $1.4 million and 0.6%, and $2.8 million and 1.4% in 2010 and 2011, respectively, and under reported by $4.3 million and 2.2% in 2012, which we considered to be quantitatively significant. There was no impact on cash in any year presented.
Our assessment of the qualitative factors concluded that the misstatement was not qualitatively material based on the following factors:

•	Revenues associated with the misstatement were not core to the Company and did not mask any trend in revenue.

•	The misstatement would not have had any impact on management compensation, the Company's loan covenants, changed a loss to a profit or vice versa.

•	The misstatement did not mask any trend in earnings as the trend of significant losses in all years would not have changed.

•	There was no discernible change in the share price of our stock upon announcement of this misstatement.
Thus after careful consideration of all the factors outlined in SAB 99, the misstatement is not considered material to the financial statements in any period presented.

6.
We also note in your disclosure that as part of the correction of the error, you reduced research and development costs for the direct and incremental costs related to the long-term software contract. Please clarify what the specific direct and incremental costs relate to, why you believe these costs are not a cost of revenue and how your consolidated statements of operations and comprehensive loss presentation complies with Rule 5-03 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully submits that specific direct and incremental costs were deferred related to the long-term software contract in accordance with the guidance in ASC 605-20-25-4, which states that costs that are directly related to the acquisition of a contract and that would not have been incurred but for the acquisition of the contract (incremental and direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. Costs related to our long-term software contract that have been deferred include salaries and related benefits, and depreciation on equipment, both related to activities for the preparation of the software for delivery to this specific customer. Note that these costs would not have been incurred but for the acquisition of this contract.
The direct and incremental costs that are deferred are, in fact, recorded as costs of revenue, and included in the Costs of Goods Sold line item on our Consolidated Statements of Operations, since these costs are direct costs applicable to revenue, in accordance with Rule 5-03 of Regulation S-X. In future annual filings, we will revise the disclosure as follows.
We defer all the direct and incremental costs related to the deliverables in these contracts until delivery of all the elements except PCS. The deferred ~~revenue and~~ costs are ~~amortized~~ then recognized ratably over the contractual PCS support periods as a component of Costs of Goods Sold.
During the preparation of the Company's consolidated financial statements for the year ended December 31, 2012 and the accounting analysis for the renewal of a long-term software contract, the Company determined that it had applied an inappropriate revenue recognition methodology in ~~2010 and~~ 2011 to the contract. The Company recorded revenue as royalty payments were received on this contract and should have deferred all the revenue and direct and incremental costs until all the deliverables, except PCS, were delivered in 2012.
This resulted in an overstatement of ~~$1.4 million of revenue and $1.2 million of costs in 2010, and an overstatement of~~ $2.8 million of revenue and $1.9 million of costs in 2011. This was corrected in the fourth quarter of 2012, and the net out-of-period impact of these adjustments was $1.1 million, consisting of a reduction of revenue and research and development costs of $4.2 million and $3.1 million, respectively. Once all elements except PCS were delivered, the related deferred direct and incremental costs began to be recognized ratably over the contractual PCS support period, as a component of Costs of Goods Sold.
Revenue Recognition for Arrangements with Multiple Deliverables, page F-7

7.
Please tell us whether you sell your non-software related products and services (i.e. hardware containing essential software) and your software products and services as part of a multi-element arrangement and if so, please tell us and revise your revenue recognition policy to disclose how you allocate revenue to the deliverables in these arrangements. Please refer to ASC 985-605-25-10(f).

Response: The Company acknowledges the Staff’s comment and respectfully submits that we do sell our non-software related products and services together with our software products and services as part of a multi-element arrangement. We follow the guidance in ASC 985-605-25-10(f) with respect to segregation of software and non-software deliverables, and allocating and recognizing revenue related to the software deliverables following software revenue recognition guidance, while allocating and recognizing revenue related to non-software deliverables following revenue recognition guidance applicable to the particular arrangement.

In future filings, we will revise our disclosure as follows.
For multi-element arrangements that include hardware products containing software essential to the hardware product’s functionality, undelivered ~~software~~ elements that relate to the hardware product’s essential software, and undelivered non-software services (all non-software related elements), we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) VSOE of fair value, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP. VSOE of fair value generally exists only when we sell the deliverable separately and represents the actual price charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a standalone basis.
For multi-element arrangements that include both software and non-software related elements, we allocate and recognize revenue related to software deliverables in accordance with the guidance outlined under the Software heading above, and for the non-software related elements, in accordance with the applicable guidance for services and hardware products outlined above.

8.
We note from your disclosure on page F-7 that you determine the selling price of your hardware products containing undelivered non-software services based upon VSOE, third-party evidence of selling price, or best estimate of the selling price using a hierarchy. Please tell us what consideration was given to disclosing significant factors, inputs, assumptions, and methods used to determine the selling price of each deliverable. Refer to ASC 605-25-50-2(e).

Response: The Company acknowledges the Staff’s comment and respectfully submits that we have considered disclosing significant factors, inputs, assumptions and methods used to determine the selling price of each deliverable in accordance with ASC 605-25-50-2(e). However, in ASC 250-10-S99-1, the Staff states,

A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, Qualitative Characteristics of Accounting Information, the FASB stated the essence of the concept of materiality as follows:  "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."
When considering the nature and extent of our disclosure relating to determining the selling price of non-software multiple element arrangements, we determined that, since currently our non-software services included in our multiple element arrangements for which we use estimated selling price are not significant to our operations through December 31, 2012, this disclosure would not be useful to the readers of our financial statements. The total amount of revenue recognized during 2012 for these services was $293,000.
In the future, if our non-software related multiple element arrangements become significant, we will revise our disclosure to include significant factors, inputs, assumptions, and methods used to determine the selling price of each deliverable.

9.
We note from your website that your AssuredSAN storage arrays come with a three year hardware warranty, 90 day software warranty and Bronze level support. Please describe the services provided for each warranty or support service and how you are accounting for each, including the accounting literature relied on.

Response: The Company acknowledges the Staff’s comment and respectfully submits that we have three AssuredSAN warranty or support services, including (1) our standard hardware warranty, generally for a period of approximately three years; (2) our 90 day software warranty; and (3) Bronze level support. To clarify, Bronze level support is part of our standard hardware warranty service, which is explicitly stated in our website description of Bronze level support. Our standard warranty includes expert technical telephone support, access to SANsolve, our on-line customer support system, and the Customer Resource Center with knowledge base articles, product documentation and firmware. Our standard warranty also includes 37-month defective unit advance exchange from date of shipment on all enclosure components.  Our 90-day Data Management Software, or DMS, support provides 24-hour telephone and on-line support and access to software upgrades, if available.  We have not historically provided unspecified upgrades or updates and expect these to be minimal and infrequent in the future.

We account for our standard hardware warranty in accordance with ASC 450-10-25-5 through 7, accruing for an estimated cost at the time of sale, recorded as a component of our Cost of Goods Sold and Accrued Expenses. Our estimated expense is based on the combination of historical warranty claim activity rates by product type, and the historical costs incurred to service our warranty obligations over the prior 36-month period from the balance sheet date.
We account for our 90-day standard software warranty in accordance with ASC 985-605, Software Revenue Recognition, and by recording costs in accordance with ASC 450-10-25-5 through 7, as discussed above. ASC 985-605-25-71 states that post-contract customer support, or PCS, revenue may be recognized together with the initial licensing fee on delivery of the software if (1) the PCS fee is included with the initial licensing fee; (2) the PCS included with the initial license fee is for one year or less; (3) the estimated cost of providing PCS during the arrangement is insignificant; and (4) unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. We estimate our costs for servicing the 90-day software warranty using historical costs and past warranty claim activity to forecast our expected future cost at the time of sale. Historically, the cost of providing the 90-day software warranty has not been significant.
Exhibits 31.1 and 31.2

10.
We note that the identifications of the certifying individuals at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals. Please note that similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.
Response: The Company acknowledges the Staff’s comment and respectfully submits that, going forward, we will revise the beginning of the certifications in Exhibits 31.1 and 31.2 so as not to include the individual's title in both our Forms 10-K and 10-Q.
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The Company respectfully requests the Staff’s assistance in completing the review of our responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3377.
Sincerely,

Dot Hill Systems Corp.

/s/ HANIF I. JAMAL
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
cc:     Eiko Yaoita Pyles, Securities and Exchange Commission